Seaport West 155 Seaport Boulevard Boston, MA 02210-2600 617 832 1000 main 617 832 7000 fax

April 9, 2010	Paul Bork 617 832 1113 direct pbork@foleyhoag.com

Perry Hindin, Esq.

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Kona Grill, Inc. Preliminary Proxy Statement on Schedule 14A filed March 23, 2010 Filed by Mill Road Capital, L.P., et al.

Dear Mr. Hindin:

Set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in a letter dated April 2, 2010 (the “Letter”), relating to the filing made by Mill Road Capital, L.P. (“Mill Road”), et al. indicated above. Each of our responses follows the corresponding numbered comment contained in the Letter. All defined terms used in this letter have the same meaning as in the preliminary proxy statement listed above, unless otherwise indicated.

Schedule 14A

General

1. SEC Comment: Please confirm that the participants will post their proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Exchange Act Rule 14a-16.

1. Response: In response to the Staff’s comment, the participants confirm that they will post their proxy materials on a specified, publicly-accessible Internet Web site (other than the SEC’s EDGAR Web site). In addition, in response to the Staff’s comment, we have revised the preliminary proxy statement to provide record holders with the information required in a Notice of Internet Availability of Proxy Materials, in accordance with Exchange Act Rule 14a-16(n)(2)(ii).

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Perry Hindin, Esq.

April 9, 2010

2. SEC Comment: Please include in an appropriate section in the proxy statement a reasonably detailed description of the contacts the participants have had with Kona Grill during the time period leading up to this solicitation.

2. Response: In response to the Staff’s comment, we have revised the preliminary proxy statement to include a subsection entitled “Participants in Solicitation of Proxies—Transactions and Prior Communications with Kona:”, which sets forth a description of relevant contacts the participants have had with Kona prior to January 28, 2010, the date Mill Road delivered its letter proposing to nominate the Nominees for election to the Board. We have also revised the preliminary proxy statement to include a subsection entitled “Election of Directors—Additional Information Relating to the Nomination of Mill Road’s Candidates:”, which supplements the description of relevant contacts the participants have had with Kona on and after January 28, 2010.

Notice

3. SEC Comment: Page 2 of the proxy statement indicates that the proxy statement and proxy card are being furnished in connection with the solicitation of proxies to be used at “the 2010 annual meeting of Stockholders of Kona, or any other meeting of Stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the ‘Annual Meeting’).” As you know, Exchange Act Rule 14a-4(d)(2) prohibits a proxy from conferring authority to vote at any annual meeting other than the next annual meeting (or any adjournment thereof) to be held after the date on which the proxy statement and form of proxy are sent or given to security holders. Please revise the disclosure noted above to comply with this rule.

3. Response: In response to the Staff’s comment, we have revised the disclosure on page 2 of the preliminary proxy statement regarding the solicitation of proxies to be used at the 2010 annual meeting of Stockholders of Kona to comply with Exchange Act Rule 14a-4(d)(2).

Biographical Information Regarding the Nominees, page 10

4. SEC Comment: Please expand the basis for the participants’ recommendation that holders vote for the nominees. For each nominee, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of Kona Grill’s business and structure. If material, this disclosure should cover more than the past five years, including information about the nominee’s particular areas of expertise or other relevant qualifications. Please refer to Item 7(b) of Schedule 14A and Item 401(e) of Regulation S-K. Please note that the Proxy Disclosure Enhancements Release (Release No. 33-9089 (Dec. 16, 2009)), effective February 28, 2010, amended Regulation S-K Items 401, 402 and 407. Please refer to the Proxy Disclosure Enhancements Transition on our website at http://www.sec.gov/divisions/corpfin/guidance/pdetinterp.htm#q6.

Perry Hindin, Esq.

April 9, 2010

4. Response: In response to the Staff’s comment, we have revised the subsection of the preliminary proxy statement entitled “Election of Directors—Biographical Information Regarding the Nominees:” to briefly discuss the specific experience, qualifications, attributes or skills of each Nominee that led to the conclusion that the person should serve as a director, in light of Kona’s business and structure.

5. SEC Comment: We refer you to the first whole paragraph on page 12. Please revise the reference in clause (viii) to “the last five years” to comply with the requirements of Item 7(b) of Schedule 14A and Item 401(f) of Regulation S-K.

5. Response: In response to the Staff’s comment, we have revised the reference to “the last five years” in clause (viii) of the first full paragraph on page 13 of the preliminary proxy statement to instead be “the last ten years,” to comply with the requirements of Item 7(b) of Schedule 14A and Item 401(f) of Regulation S-K.

Cost and Method of Solicitation, page 16

6. SEC Comment: The disclosure states that proxies may be solicited by mail, courier services, telephone, facsimile or in person. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use. Refer to Exchange Act Rule 14a-6(b) and (c). Please confirm the participants’ understanding.

6. Response: In response to the Staff’s comment, the participants confirm their understanding that all written soliciting materials, including any scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use, pursuant to Exchange Act Rule 14a-6(b) and (c).

Form of Proxy Card

7. SEC Comment: Please revise the preliminary proxy statement and form of proxy to clearly mark each of them as a “Preliminary Copy.” Refer to Rule 14a-6(e)(1).

7. Response: In response to the Staff’s comment, we have revised the preliminary proxy statement and form of proxy to clearly mark each of them as a “Preliminary Copy,” in accordance with Rule 14a-6(e)(1).

****************

Perry Hindin, Esq.

April 9, 2010

We are filing herewith an amended Preliminary Proxy Statement on Schedule 14A. We will send to you separately via email, for your convenience, a copy of the amended Preliminary Proxy Statement on Schedule 14A, marked to indicate the changes referred to herein.

In addition, attached hereto is a written statement from each filing person acknowledging the matters set forth on page 3 of the Letter.

Please do not hesitate to call me at (617) 832-1113 with any questions. Thank you for your assistance.

Very truly yours,

/s/ Paul Bork
Paul Bork

PB

Enclosures

cc:      Thomas E. Lynch

Filing Person Statement

Pursuant to the letter, dated April 2, 2010, from the staff of the United States Securities and Exchange Commission (the “SEC”) containing comments relating to the Preliminary Proxy Statement on Schedule 14A filed on March 23, 2010 by Mill Road Capital, L.P., et al. (the “Filing”) in connection with the 2010 annual meeting of stockholders of Kona Grill, Inc., the undersigned (the “Filing Person”) hereby acknowledges that:

1. The Filing Person is responsible for the adequacy and accuracy of the disclosure in the Filing;

2. Comments from the staff of the SEC or changes to the disclosure in the Filing in response to comments from the staff of the SEC do not foreclose the SEC from taking any action with respect to the Filing; and

3. The Filing Person may not assert comments from the staff of the SEC as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC,
its General Partner

By:	/s/ Thomas E. Lynch
Name:	Thomas E. Lynch
Title:	Management Committee Director and Chairman

Filing Person Statement

Filing Person Statement

Pursuant to the letter, dated April 2, 2010, from the staff of the United States Securities and Exchange Commission (the “SEC”) containing comments relating to the Preliminary Proxy Statement on Schedule 14A filed on March 23, 2010 by Mill Road Capital, L.P., et al. (the “Filing”) in connection with the 2010 annual meeting of stockholders of Kona Grill, Inc., the undersigned (the “Filing Person”) hereby acknowledges that:

1. The Filing Person is responsible for the adequacy and accuracy of the disclosure in the Filing;

2. Comments from the staff of the SEC or changes to the disclosure in the Filing in response to comments from the staff of the SEC do not foreclose the SEC from taking any action with respect to the Filing; and

3. The Filing Person may not assert comments from the staff of the SEC as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

MILL ROAD CAPITAL GP LLC

By:	/s/ Thomas E. Lynch
Name:	Thomas E. Lynch
Title:	Management Committee Director and Chairman

Filing Person Statement

Filing Person Statement

Pursuant to the letter, dated April 2, 2010, from the staff of the United States Securities and Exchange Commission (the “SEC”) containing comments relating to the Preliminary Proxy Statement on Schedule 14A filed on March 23, 2010 by Mill Road Capital, L.P., et al. (the “Filing”) in connection with the 2010 annual meeting of stockholders of Kona Grill, Inc., the undersigned (the “Filing Person”) hereby acknowledges that:

1. The Filing Person is responsible for the adequacy and accuracy of the disclosure in the Filing;

2. Comments from the staff of the SEC or changes to the disclosure in the Filing in response to comments from the staff of the SEC do not foreclose the SEC from taking any action with respect to the Filing; and

3. The Filing Person may not assert comments from the staff of the SEC as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

MILL ROAD CAPITAL MANAGEMENT LLC

By:	/s/ Thomas E. Lynch
Name:	Thomas E. Lynch
Title:	Management Committee Director and Chairman

Filing Person Statement

Filing Person Statement

Pursuant to the letter, dated April 2, 2010, from the staff of the United States Securities and Exchange Commission (the “SEC”) containing comments relating to the Preliminary Proxy Statement on Schedule 14A filed on March 23, 2010 by Mill Road Capital, L.P., et al. (the “Filing”) in connection with the 2010 annual meeting of stockholders of Kona Grill, Inc., the undersigned (the “Filing Person”) hereby acknowledges that:

1. The Filing Person is responsible for the adequacy and accuracy of the disclosure in the Filing;

2. Comments from the staff of the SEC or changes to the disclosure in the Filing in response to comments from the staff of the SEC do not foreclose the SEC from taking any action with respect to the Filing; and

3. The Filing Person may not assert comments from the staff of the SEC as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

/s/ Thomas E. Lynch
Thomas E. Lynch

Filing Person Statement

Filing Person Statement

Pursuant to the letter, dated April 2, 2010, from the staff of the United States Securities and Exchange Commission (the “SEC”) containing comments relating to the Preliminary Proxy Statement on Schedule 14A filed on March 23, 2010 by Mill Road Capital, L.P., et al. (the “Filing”) in connection with the 2010 annual meeting of stockholders of Kona Grill, Inc., the undersigned (the “Filing Person”) hereby acknowledges that:

1. The Filing Person is responsible for the adequacy and accuracy of the disclosure in the Filing;

2. Comments from the staff of the SEC or changes to the disclosure in the Filing in response to comments from the staff of the SEC do not foreclose the SEC from taking any action with respect to the Filing; and

3. The Filing Person may not assert comments from the staff of the SEC as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

/s/ Scott P. Scharfman
Scott P. Scharfman

Filing Person Statement

Filing Person Statement

Pursuant to the letter, dated April 2, 2010, from the staff of the United States Securities and Exchange Commission (the “SEC”) containing comments relating to the Preliminary Proxy Statement on Schedule 14A filed on March 23, 2010 by Mill Road Capital, L.P., et al. (the “Filing”) in connection with the 2010 annual meeting of stockholders of Kona Grill, Inc., the undersigned (the “Filing Person”) hereby acknowledges that:

1. The Filing Person is responsible for the adequacy and accuracy of the disclosure in the Filing;

2. Comments from the staff of the SEC or changes to the disclosure in the Filing in response to comments from the staff of the SEC do not foreclose the SEC from taking any action with respect to the Filing; and

3. The Filing Person may not assert comments from the staff of the SEC as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

/s/ Charles M. B. Goldman
Charles M. B. Goldman

Filing Person Statement

Filing Person Statement

Pursuant to the letter, dated April 2, 2010, from the staff of the United States Securities and Exchange Commission (the “SEC”) containing comments relating to the Preliminary Proxy Statement on Schedule 14A filed on March 23, 2010 by Mill Road Capital, L.P., et al. (the “Filing”) in connection with the 2010 annual meeting of stockholders of Kona Grill, Inc., the undersigned (the “Filing Person”) hereby acknowledges that:

1. The Filing Person is responsible for the adequacy and accuracy of the disclosure in the Filing;

2. Comments from the staff of the SEC or changes to the disclosure in the Filing in response to comments from the staff of the SEC do not foreclose the SEC from taking any action with respect to the Filing; and

3. The Filing Person may not assert comments from the staff of the SEC as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

/s/ Justin C. Jacobs
Justin C. Jacobs

Filing Person Statement

Filing Person Statement

Pursuant to the letter, dated April 2, 2010, from the staff of the United States Securities and Exchange Commission (the “SEC”) containing comments relating to the Preliminary Proxy Statement on Schedule 14A filed on March 23, 2010 by Mill Road Capital, L.P., et al. (the “Filing”) in connection with the 2010 annual meeting of stockholders of Kona Grill, Inc., the undersigned (the “Filing Person”) hereby acknowledges that:

1. The Filing Person is responsible for the adequacy and accuracy of the disclosure in the Filing;

2. Comments from the staff of the SEC or changes to the disclosure in the Filing in response to comments from the staff of the SEC do not foreclose the SEC from taking any action with respect to the Filing; and

3. The Filing Person may not assert comments from the staff of the SEC as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

/s/ Craig S. Miller
Craig S. Miller

Filing Person Statement

Filing Person Statement

Pursuant to the letter, dated April 2, 2010, from the staff of the United States Securities and Exchange Commission (the “SEC”) containing comments relating to the Preliminary Proxy Statement on Schedule 14A filed on March 23, 2010 by Mill Road Capital, L.P., et al. (the “Filing”) in connection with the 2010 annual meeting of stockholders of Kona Grill, Inc., the undersigned (the “Filing Person”) hereby acknowledges that:

1. The Filing Person is responsible for the adequacy and accuracy of the disclosure in the Filing;

2. Comments from the staff of the SEC or changes to the disclosure in the Filing in response to comments from the staff of the SEC do not foreclose the SEC from taking any action with respect to the Filing; and

3. The Filing Person may not assert comments from the staff of the SEC as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

/s/ Lawrence F. Harris
Lawrence F. Harris

Filing Person Statement